UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

Regulation FD Disclosure.

This Current Report on Form 6-K is filed by Bit Digital, Inc., a Cayman Islands exempted company (the “Company”), to voluntarily disclose certain information pursuant to Regulation FD (for “Fair Disclosure”), promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On January 25, 2024, in an interview on McNallie Money, Samir Tabar, our Chief Executive Officer, confirmed that there is potential to upsize the $50 million per year annualized revenue from the Company’s initial customer contract for high performance computing (HPC) AI. He also confirmed that the margins in HPC business are much higher than in bitcoin mining.

Regulation FD prohibits companies from selectively disclosing material nonpublic information to analysts, institutional investors, and others without concurrently making widespread public disclosure. Under Regulation FD, whenever a public company, or any person acting on its behalf, discloses material nonpublic information to certain enumerated persons, the company must disclose that information to the public.

Financial Statements and Exhibits.

(d) Exhibits:

Number	Description
None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024	Bit Digital, Inc.
(Registrant)

	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer

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